                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   __________

                                   FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ X ]             ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended        DECEMBER 31, 1995

                                       or

[    ]            TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934.

                  For the transition period from ____________ to ___________

                  Commission File Number  1-3305  (Merck & Co., Inc.)

                           A. Full title of the plan and the address of the
                  plan, if different from that of the issuer named below:

                                ASTRA MERCK INC.
                       EMPLOYEE SAVINGS AND SECURITY PLAN
                           725 CHESTERBROOK BOULEVARD
                              WAYNE, PA 19087-5677

                           B. Name of issuer of the securities held pursuant to
                  the plan and the address of its principal executive office:

                                MERCK & CO., INC.
                                 ONE MERCK DRIVE
                        WHITEHOUSE STATION, NJ 08889-0100

ASTRA MERCK INC.
EMPLOYEE SAVINGS AND SECURITY PLAN

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 1995

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
December 31, 1995


                                                                       Page(s)

Report of Independent Accountants                                            1

Financial Statements:

          Statement of Net Assets Available for Benefits, with
          Fund Information, at December 31, 1995                             2

          Statement of Changes in Net Assets Available for
          Benefits, with Fund Information, for the Year Ended
          December 31, 1995                                                  3

          Notes to Financial Statements                                  4 - 7

Additional Information*:

          Schedule I:  Schedule of Assets Held for Investment
          Purposes at December 31, 1995                                      8

          Schedule II:  Schedule of Reportable Transactions for
          the Year Ended December 31, 1995                                   9

          *The additional information included is
          presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement Income Security Act of 1974
          ("ERISA").

                        Report of Independent Accountants

May 24, 1996

To the Participants and Plan Administrative Committee of the
Astra Merck Inc. Employee Savings and Security Plan

In our opinion, the accompanying Statement of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits, present fairly, in all material respects, the net assets available for benefits of the Astra Merck Inc. Employee Savings and Security Plan (the "Plan") at December 31, 1995, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the Statement of Net assets Available for Benefits, and the Statement of Changes in Net Assets Available for Benefits, is presented for purposes of additional analysis, rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP

ASTRA MERCK INC.  EMPLOYEE SAVINGS AND SECURITY PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                  Fund Information
                                   -----------------------------------------------------------------------------
                                      Merck      Fidelity     Fidelity     Fidelity     Fidelity     Fidelity
                                      Common     Magellan      Equity-      Growth      Growth &   Intermediate
                                      Stock*       Fund*       Income    Company Fund    Income      Bond Fund
                                                                Fund                    Portfolio
                                   -----------------------------------------------------------------------------
Assets:
Investments at fair value:
      Common Stock                  $25,988,749
      Mutual funds                               $5,164,399     $602,373   $1,377,699   $1,622,359      $277,322
      Participant loans
                                   -----------------------------------------------------------------------------
                                     25,988,749   5,164,399      602,373    1,377,699    1,622,359       277,322
Receivables:
      Participant contributions         119,104      68,437        9,480       29,685       30,675         5,624
      Employer contributions             30,827      17,976        2,412        7,478        7,798         1,778
      Accrued interest and
           dividends                    137,298       2,102          334          391          331             3
                                   -----------------------------------------------------------------------------
          Net assets available      $26,275,978  $5,252,914     $614,599   $1,415,253   $1,661,163      $284,727
          for benefits             =============================================================================



                                                                        Fund Information
                                   ------------------------------------------------------------------------------------------
                                     Fidelity     Fidelity     Fidelity    Fidelity     Fidelity     Fidelity     Fidelity
                                    Retirement      OTC        Overseas    Balanced    Retirement   Retirement  U.S. Equity
                                   Growth Fund   Portfolio       Fund        Fund        Money     Govt. Money     Index
                                                                                         Market       Market     Portfolio
                                                                                        Porfolio    Portfolio
                                   ------------------------------------------------------------------------------------------
Assets:
Investments at fair value:
      Common Stock
      Mutual funds                     $460,464     $740,392     $764,220  $1,372,258     $396,282     $348,764     $365,293
      Participant loans
                                   ------------------------------------------------------------------------------------------
                                        460,464      740,392      764,220   1,372,258      396,282      348,764      365,293
Receivables:
      Participant contributions          10,966       17,639       17,427      16,633        5,062        2,351        8,693
      Employer contributions              2,834        4,400        4,104       4,763        1,425          680        2,291
      Accrued interest and
           dividends                        100          293          289         446           94          324           84
                                   ------------------------------------------------------------------------------------------
          Net assets available         $474,364     $762,724     $786,040  $1,394,100     $402,863     $352,119     $376,361
          for benefits             ==========================================================================================



                                   Fund Information
                                   ----------------
                                    Participant       Total
                                     Loan Fund
                                   ---------------------------
Assets:
Investments at fair value:
      Common Stock                                 $25,988,749
      Mutual funds                                  13,491,825
      Participant loans               $1,383,158     1,383,158
                                   ---------------------------
                                       1,383,158    40,863,732
Receivables:
      Participant contributions                        341,776
      Employer contributions                            88,766
      Accrued interest and
           dividends                                   142,089
                                   ---------------------------
          Net assets available        $1,383,158   $41,436,363
          for benefits             ===========================






*Represents 5% or more of the Plan investments as of December 31, 1995

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995
- --------------------------------------------------------------------------------

                                                                        Fund Information
                                         ----------------------------------------------------------------------------
                                            Merck      Fidelity    Fidelity    Fidelity     Fidelity      Fidelity
                                           Common      Magellan     Equity-     Growth      Growth &    Intermediate
                                            Stock        Fund       Income     Company      Income      Bond Fund
                                                                     Fund        Fund      Portfolio
                                         ----------------------------------------------------------------------------
Additions to net assets attributed to:

  Investment income:
     Net appreciation in fair value
     of investments                      $14,207,844     $933,666     $76,368    $203,118     $270,041         $5,042
     Dividends and interest                  483,982      296,006      30,600      64,762       71,179         13,032
     Interest on loans                        45,362       19,061       2,611       3,402        2,943             73
                                         ----------------------------------------------------------------------------
          Total income on investments     14,737,188    1,248,733     109,579     271,282      344,163         18,147
                                         ----------------------------------------------------------------------------

  Contributions to the Plan:
     Participant contributions             1,437,895      819,707     119,301     313,533      367,984        102,383
     Employer contributions                  374,702      213,385      29,285      80,776       95,492         29,453
     Rollovers from other qualified
          plans                              110,201      111,685      13,870      53,052       88,170         12,704
                                         ----------------------------------------------------------------------------
          Total contributions              1,922,798    1,144,777     162,456     447,361      551,646        144,540
                                         ----------------------------------------------------------------------------
          Total additions                 16,659,986    2,393,510     272,035     718,643      895,809        162,687
                                         ----------------------------------------------------------------------------

Reductions from net assets attributed
  to:
  Withdrawals                               (261,124)     (11,491)                 (2,346)      (4,073)        (7,350)
                                         ----------------------------------------------------------------------------

  Transfers among funds:
     Net reallocations                      (546,629)     152,156     125,509     160,078       54,868        (54,274)
     Loans to participants, principal       (357,377)    (136,168)    (34,514)    (27,166)     (23,156)          (440)
     Loan principal repayments from
          participants                       152,460       52,369       7,456      20,002       20,306            697
                                         ----------------------------------------------------------------------------
          Net transfers among funds         (751,546)      68,357      98,451     152,914       52,018        (54,017)
                                         ----------------------------------------------------------------------------
          Total deductions and net
             transfers among funds        (1,012,670)      56,866      98,451     150,568       47,945        (61,367)
                                        -----------------------------------------------------------------------------
          Net increase                    15,647,316    2,450,376     370,486     869,211      943,754        101,320
Transfers from Merck's Employee
     Savings and Security Plan            10,628,662    2,802,538     244,113     546,042      717,409        183,407
Net assets available for benefits:
  Beginning of year
                                        -----------------------------------------------------------------------------
  End of year                            $26,275,978    $5,252,914    $614,599  $1,415,253   $1,661,163      $284,727
                                        =============================================================================


                                                                       Fund Information
                                       -------------------------------------------------------------------------------------
                                        Fidelity    Fidelity    Fidelity     Fidelity    Fidelity    Fidelity    Fidelity
                                       Retirement      OTC      Overseas     Balanced   Retirement  Retirement     U.S.
                                       Growth Fund  Portfolio     Fund         Fund        Money       Govt.      Equity
                                                                                          Market       Money       Index
                                                                                         Porfolio     Market     Portfolio
                                                                                                     Portfolio
                                       ------------------------------------------------------------------------------------
Additions to net assets attributed to:

  Investment income:
     Net appreciation in fair value
     of investments                         $8,765     $99,302     $29,885      $97,692                             $71,037
     Dividends and interest                 40,559      40,263      16,962       49,758     $22,141     $17,511       7,712
     Interest on loans                         953       2,245       3,055        4,792       1,216       1,504         768
                                       ------------------------------------------------------------------------------------

          Total income on investments       50,277     141,810      49,902      152,242      23,357      19,015      79,517
                                       ------------------------------------------------------------------------------------
  Contributions to the Plan:
     Participant contributions             128,914     179,563     229,782      234,600      82,672      42,046     108,209
     Employer contributions                 31,658      44,614      52,426       64,806      22,136      12,600      28,367
     Rollovers from other qualified
          plans                             37,356      25,017      42,652       21,842      18,815      15,687      11,307
                                       ------------------------------------------------------------------------------------
          Total contributions              197,928     249,194     324,860      321,248     123,623      70,333     147,883
                                       ------------------------------------------------------------------------------------
          Total additions                  248,205     391,004     374,762      473,490     146,980      89,348     227,400
                                       ------------------------------------------------------------------------------------

Reductions from net assets attributed
  to:
  Withdrawals                                           (7,687)       (940)     (53,328)    (28,320)    (10,025)       (152)
                                       ------------------------------------------------------------------------------------

  Transfers among funds:
     Net reallocations                      12,964      94,759      27,111       45,920     (83,715)      3,570       7,683
     Loans to participants, principal      (10,883)    (23,495)    (14,664)     (33,215)     (4,169)    (34,317)     (4,384)
     Loan principal repayments from
          participants                       4,265       7,268       9,433       21,361       4,708       3,839       8,500
                                       ------------------------------------------------------------------------------------
          Net transfers among funds          6,346      78,532      21,880       34,066    (83,176)    (26,908)      11,799
                                       ------------------------------------------------------------------------------------
          Total deductions and net
             transfers among funds           6,346      70,845      20,940     (19,262)   (111,496)    (36,933)      11,647
                                       ------------------------------------------------------------------------------------
          Net increase                     254,551     461,849     395,702      454,228      35,484      52,415     239,047
Transfers from Merck's Employee
     Savings and Security Plan             219,813     300,875     390,338      939,872     367,379     299,704     137,314
Net assets available for benefits:
  Beginning of year
                                       ------------------------------------------------------------------------------------
  End of year                             $474,364    $762,724    $786,040   $1,394,100    $402,863    $352,119    $376,361
                                       ====================================================================================



                                             Fund
                                         Information
                                         ------------
                                          Participant
                                          Loan Fund          Total
                                         ------------    -------------

Additions to net assets attributed to:

  Investment income:
     Net appreciation in fair value
     of investments                                       $16,002,760
     Dividends and interest                                 1,154,467
     Interest on loans                                         87,985
                                         ----------------------------
          Total income on investments                      17,245,212
                                         ----------------------------

  Contributions to the Plan:
     Participant contributions                              4,166,589
     Employer contributions                                 1,079,700
     Rollovers from other qualified
          plans                                               562,358
                                         ----------------------------
          Total contributions                               5,808,647
                                         ----------------------------
          Total additions                                  23,053,859
                                         ----------------------------

Reductions from net assets attributed
  to:
  Withdrawals                                  ($189)       (387,025)
                                         ----------------------------

  Transfers among funds:
     Net reallocations
     Loans to participants, principal        703,948
     Loan principal repayments from
          participants                      (312,664)
                                         ----------------------------
          Net transfers among funds          391,284
                                         ----------------------------
          Total deductions and net
             transfers among funds           391,095         (387,025)
                                         ----------------------------
          Net increase                       391,095       22,666,834
Transfers from Merck's Employee
     Savings and Security Plan               992,063       18,769,529
Net assets available for benefits:
  Beginning of year
                                         ============================
  End of year                             $1,383,158      $41,436,363
                                         ============================

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995

   1.  DESCRIPTION OF THE PLAN

       The Astra Merck Inc. (the "Company") Employee Savings and Security Plan (the "Plan"), established January 1, 1995, was designed to provide employees a systematic means of saving and investing for the future. Regular full-time, part-time, and temporary employees of the Company as defined by the Plan, who have completed at least one year of employment are eligible to participate in the Plan on the next enrollment date (the first day of each January and each July).

       The Plan is administered by the Plan Administrative Committee. All costs of administering the Plan are borne by the Company.

       Contributions. Participants may contribute from 2% to 15% of their base pay and can designate contributions as pre-tax, after-tax or a combination of both. The Company matches 50% of employee contributions up to 5% of base pay per pay period. Company matching contributions are invested in the same investments that participants designate for their own contributions. Both employee and employer contributions to the Plan are limited to maximum amounts established under the Internal Revenue Code.

       In addition, participants may transfer assets that are held for their benefit by qualified benefit plans of former employers (rollover contributions) into the Plan.

       Investment Options. Participants direct the investment of their contributions into any of the following investment options, including Merck & Co., Inc. ("Merck") Common Stock:

           MERCK COMMON STOCK

           This portfolio consists of shares of Merck Common Stock.

           FIDELITY MAGELLAN FUND

           The Magellan Fund invests primarily in common stock and securities convertible to common stock issued by companies operating in the U.S. and/or abroad as well as foreign companies. The fund seeks investment growth by making a profit on invested capital over the long term.

           FIDELITY EQUITY-INCOME FUND

           The Equity-Income Fund invests in income-producing equity securities and seeks a dividend yield that exceeds the composite yield of the S&P 500 Index; at the same time, it considers the potential for capital growth.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995


           FIDELITY GROWTH COMPANY FUND

           The Growth Company Fund seeks capital appreciation mainly through investment in common stocks and securities convertible into common stocks with an emphasis on capital gains rather than on dividend income.

           FIDELITY GROWTH & INCOME PORTFOLIO

           The Growth & Income Portfolio seeks a combination of capital growth and current income consistent with reasonable investment risk. It seeks securities of companies with potential for earnings growth while paying current dividends.

           FIDELITY INTERMEDIATE BOND FUND

           The Intermediate Bond Fund invests in domestic and foreign investment-grade securities with intermediate maturities. The dollar-weighted average maturity of its obligations ranges between three and ten years.

           FIDELITY RETIREMENT GROWTH FUND

           The Retirement Growth Fund seeks capital appreciation by investing primarily in common stocks issued by companies operating in the U.S. and/or abroad. Investments are diversified among a variety of industries and sectors within the market.

           FIDELITY OTC PORTFOLIO

           The OTC Portfolio seeks capital appreciation through investment in securities that are traded in the over-the-counter ("OTC") securities market. Though this portfolio invests mainly in common stocks, it can also invest in preferred stocks and debt obligations as well as all other securities offered by the OTC market.

           FIDELITY OVERSEAS FUND

           The Overseas Fund seeks capital appreciation, primarily through investments in foreign securities. Normally, at least 65% of its total assets are invested in securities of companies from at least three countries outside of North America (generally these countries are located in Central and South America, the Far East and Pacific basin, and Western Europe).

           FIDELITY BALANCED FUND

           The emphasis of the Balanced Fund is income with investments in both stocks and bonds. At least 25% of its total assets will always be invested in fixed-income senior securities to primarily preserve principal.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995

           FIDELITY RETIREMENT MONEY MARKET PORTFOLIO

           The Money Market Portfolio invests in high quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

           FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO

           The Government Money Market Portfolio invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities.

           FIDELITY U.S. EQUITY INDEX PORTFOLIO

           The U.S. Equity Index Portfolio seeks investment results that correspond to the total return performance of United States' publicly traded stocks. Total return performance is the combination of capital changes and income. Many investments made by this portfolio offer the potential for both dividend income and capital appreciation over the long term.

           PARTICIPANT LOAN FUND

           The Loan Fund is comprised of amounts transferred from other funds and represents the balance of outstanding participant loans.

       Vesting. Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

       Participants' Loans. Participants may borrow from their account balances. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance, if any, during the one year period prior to the new loan application date, or 50% of the participant's account balance less any current outstanding loan balance. Participant investments are liquidated on a pro rata basis to fund the loan. The interest rate is the rate in effect the month the loan is made and is based on the prime rate of the Morgan Guaranty Trust Company of New York, plus one percent per annum. Activity related to these borrowings is reflected in the Participants' Loan Account.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995

   2.  SUMMARY OF ACCOUNTING POLICIES

       The financial statements of the Plan have been prepared using the accrual basis of accounting. Investments in mutual funds and Merck Common Stock are stated at quoted market value. Participant loans are valued at cost which approximates fair value. Dividend income is recorded on the ex-dividend date. The appreciation in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the Statement of Changes in Net Assets Available for Benefits.

   3.  INCOME TAX STATUS

       The Plan Administrative Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. A request for a favorable determination letter will be filed with the Internal Revenue Service in conjunction with the Company's 1995 tax return filing.

   4.  PARTY-IN-INTEREST TRANSACTIONS

       On January 1, 1995, in connection with the transfer of assets to the Company on November 1, 1994 to effect a joint venture between Astra AB and Merck, certain employees of Merck became employees of the Company. In accordance with the terms of the agreements governing the formation of the joint venture, account balances of these employees who were participants in Merck's Employee Savings and Security Plan, totalling $18,769,529, were transferred to the Plan, effective January 1, 1995.

   5.  SUBSEQUENT EVENTS

       An amendment to the Plan effective July 1, 1996 changes the Company match and employee eligibility. The Company will match 66 2/3% of employees' contributions up to 6% of base pay per pay period. Employees will be eligible to participate in the Plan as of the first of the month following their date of hire.

                                                                      Schedule I

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995

                                                                               MARKET
                                                                                VALUE             COST

Merck Common Stock*                                                          $25,988,749       $15,463,794
Fidelity Magellan Fund*                                                        5,164,399         4,280,836
Fidelity Equity-Income Fund                                                      602,373           532,327
Fidelity Growth Company Fund                                                   1,377,699         1,192,747
Fidelity Growth & Income Portfolio                                             1,622,359         1,388,757
Fidelity Intermediate Bond Fund                                                  277,322           273,495
Fidelity Retirement Growth Fund                                                  460,464           454,585
Fidelity OTC Portfolio                                                           740,392           649,718
Fidelity Overseas Fund                                                           764,220           738,105
Fidelity Balanced Fund                                                         1,372,258         1,283,474
Fidelity Retirement Money Market Portfolio                                       396,282           396,282
Fidelity Retirement Government Money Market Portfolio                            348,764           348,764
Fidelity U.S. Equity Index Portfolio                                             365,293           299,449
Participant Loan Account (with interest rates ranging from 7% to 11%)          1,383,158         1,383,158
                                                                               ---------         ---------
                  Totals                                                     $40,863,732       $28,685,491
                                                                             ===========       ===========

*Represents 5% or more of the Plan investments as of December 31, 1995.

                This schedule was derived from data certified as complete and accurate by Fidelity Management Trust Company.

                                                                     Schedule II

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995



                   DESCRIPTION                   PURCHASES      NUMBER OF SALES      TOTAL PURCHASES
- ----------------------------------------------------------------------------------------------------

Merck Common Stock                                  122                93                $27,551,167
Fidelity Magellan Fund                              115                74                  4,528,899
Fidelity Equity-Income Fund                          58                25                    598,070
Fidelity Growth Company Fund                         81                34                  1,299,223
Fidelity Growth & Income Portfolio                   83                44                  1,652,192
Fidelity Intermediate Bond Fund                      64                23                    379,009
Fidelity Retirement Growth Fund                      66                25                    510,442
Fidelity OTC Portfolio                               76                33                    730,212
Fidelity Overseas Fund                               77                41                    834,620
Fidelity Balanced Fund                               78                52                  1,535,338
Fidelity Retirement Money Market Portfolio           63                36                    556,208
Fidelity Retirement Government Money Market
             Portfolio                               64                35                    475,974
Fidelity U.S. Equity Index Portfolio                 55                20                    347,033




                                                                        SALES
                                                 ---------------------------------------------------

                   DESCRIPTION                        PROCEEDS         NET COST            GAIN
- ----------------------------------------------------------------------------------------------------

Merck Common Stock                                    $16,121,319      $12,087,373        $4,033,946
Fidelity Magellan Fund                                    298,167          248,062            50,105
Fidelity Equity-Income Fund                                72,064           65,742             6,322
Fidelity Growth Company Fund                              124,642          106,475            18,167
Fidelity Growth & Income Portfolio                        299,873          263,434            36,439
Fidelity Intermediate Bond Fund                           106,730          105,515             1,215
Fidelity Retirement Growth Fund                            58,744           55,857             2,887
Fidelity OTC Portfolio                                     89,121           80,494             8,627
Fidelity Overseas Fund                                    100,285           96,516             3,769
Fidelity Balanced Fund                                    260,771          251,864             8,907
Fidelity Retirement Money Market Portfolio                159,926          159,926                 -
Fidelity Retirement Government Money Market
             Portfolio                                    127,210          127,210                 -
Fidelity U.S. Equity Index Portfolio                       52,776           47,584             5,192

                                   SIGNATURES

                           Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       ASTRA MERCK INC.
                                       EMPLOYEE SAVINGS AND SECURITY PLAN
                                       (Name of Plan)


                                       By: /s/ Linda E. Robertson
                                           -------------------------------
                                               Linda E. Robertson
                                               Administrative Committee

Dated:  June 24, 1996

                                  Exhibit Index

Exhibit                                                                     Page
- -------                                                                     ----

23.1                Consent of Price Waterhouse LLP ........................  1